American Bio Medica Corporation
                                 122 Smith Road
                           Kinderhook, New York 12106


                                                     June 15, 2005


Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      American Bio Medica Corporation
                  Form 10-KSB for Fiscal Year Ended December 31, 2004 File No. 000-28666

Dear Sir or Madam:

         On behalf of American Bio Medica Corporation (the "Company"), this letter serves as the Company's response to the items raised in your letter, dated June 3, 2005, furnishing the comments of the United States Securities and Exchange Commission (the "Commission") relating to the Company's Form 10-KSB for the fiscal year ended December 31, 2004.

         Comment 1:

                  (a) Item 6 of the Company's Form 10-KSB for the year ended December 31, 2004 describes critical accounting policies and estimates the Company utilizes in the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Significant judgments and estimates used in the preparation of the financial statements disclosed in Item 6 included estimated reductions to revenue for customer returns and allowances. At December 31, 2004 and 2003 the Company disclosed one accrual that reduced revenue. This accrual related to estimated customer returns. The Company disclosed no other accruals at either date that reduced revenue. Though the Company has considered the effect that customer programs and incentives could have on revenue, no such programs or incentives have ever been adopted by the Company. Disclosure is included in Item 6 of the Company's Form 10-KSB regarding customer programs and incentives to inform the reader that the impact of such programs on revenue are considered, and the effect would be a reduction to reported revenue should the Company adopt such programs or incentives.

                  The reserve for estimated returns is included in an allowance for doubtful accounts and returns of $105,000 at both December 31, 2004 and 2003. The reserve is netted against accounts receivable. The reserve is disclosed on the face of the balance sheet for the fiscal years ended December 31, 2004 and 2003. The allowance for doubtful accounts was increased from $70,000 to $105,000 during 2003 following an increase in sales and accounts receivable.

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United States Securities and Exchange Commission
June 15, 2005
Page 2


                  The Company's results of operations in 2004 were consistent with the results from 2003. Accordingly, the Company has adopted historical trends as the best indicator of future customer returns. Other sensitivity analysis, including the use of actual returns of product in subsequent quarters, would most likely yield a similar reserve.

                  (b) The Company considers historical return percentages, sales for the previous quarter, the relationship of current quarter returns to prior quarter sales, and current quarter sales to estimate the reserve for customer returns.

                  No external industry data, inventory dating or new product considerations are considered in the Company's estimates.

                  (c) Actual bad debts in calendar year 2003 were $29,900 and receivables at December 31, 2003 were $1,253,000 net of a reserve for $105,000. The percentage of aged receivables greater than 90 days was 7.29% at fiscal year end 2003 and 6.00% at fiscal year end 2004. Actual fourth quarter returns during 2003 were $79,715 compared to gross sales in the third quarter of $4,112,166, or 1.94%. Fourth quarter gross sales in 2003 were $2,764,433.

                  Actual bad debts in calendar year 2004 were $51,402 and receivables at December 31, 2004 were $1,108,000 net of a reserve for $105,000. Actual fourth quarter returns during 2004 were $69,836 compared to gross sales in the third quarter of $3,472,231, or 2.01%. Fourth quarter gross sales in 2004 were $2,789,935.

                  The percentage of receivables less than 90 days aged was 93.51% at December 31, 2004 and 93.87% at December 31, 2003. The days sales outstanding also remained consistent at fiscal year end 2004 and 2003 improving from 45.07 days at December 31, 2003 to 41.77 days at December 31, 2004.

                  None of the above-referenced information is based on external sources.

                  (d) No shipments were made in connection with customer programs or incentives during 2004 or 2003. To the Company's knowledge, no shipments were made in excess of any customer's ordinary course of business inventory level. The Company has disclosed its revenue recognition policy in the section "Significant Accounting Policies" in the notes to the financial statements.

                  (e) Please see the attached table providing a roll forward of the allowance for doubtful accounts and customer returns. No distinction is made between sales made during the current quarter and those made in the prior quarter. Neither the allowance nor the returns reserve are product or customer specific unless a particular customer has been identified that would cause historical data to be inconsistent with the necessary reserves. There were not specific products or customers identified at December 31, 2004 or 2003.

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United States Securities and Exchange Commission
June 15, 2005
Page 3


                  Returns are netted against sales when returned, impacting the quarter during which the returns are received.

                  (f) There was no impact for a change in allowance for doubtful accounts and returns in 2004, however the increase in reserve from $70,000 to $105,000 resulted in an increase to General and Administrative expense and a reduction in Net Income totaling $35,000 in 2003. The allowance for doubtful accounts was increased from $70,000 to $105,000 during 2003 following an increase in sales and accounts receivable.

                  (g) The allowance for doubtful accounts and returns is disclosed on the face of the balance sheet and discussed in Note 2 in the footnotes to the financial statements. As the Company believes that a similar reserve would result using any reasonable likely assumptions, the Company believes that additional disclosure regarding the estimate is not necessary. The disclosure on the financial statements along with discussion in the footnotes provides investors with a good understanding of the dynamics of our sales and revenue, returns and allowances and the methods used to estimate those reserves.

         The Company acknowledges that it is responsible for the adequacy and accuracy of its filings. The Company also acknowledges that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. The Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please direct any additional questions or comments to our counsel, Richard L. Burstein, Esq. at 518-463-3990, who would welcome the opportunity to discuss any such questions or comments in advance of the preparation of any written response by the Commission. Thank you.

                         Very truly yours,

                         AMERICAN BIO MEDICA CORPORATION


                         By: /s/ Keith E. Palmer
                             -------------------------------
                             Keith E. Palmer
                             Chief Financial Officer
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                                  ATTACHMENT A

                         American Bio Medica Corporation
         Allowance for Doubtful Accounts and Returns Reserve Rollforward
                           December 31, 2003 and 2004

                                             Reserve For Returns / Allowance For
                                                     Doubtful Accounts
                                                     -----------------

Beginning Balance 12-31-02                           $       70,000.00

Write-offs against allowance                                (19,702.85)

Recoveries                                                   10,476.56

Replenishment of reserve through bad debt                     9,226.29

Provisions
                                                             35,000.00

                                                     -----------------
Ending Balance 12-31-03                              $      105,000.00

Write-offs against allowance                         $      (36,296.63)

Recoveries                                                       95.85

Replenishment of reserve through bad debt                    36,200.78

Provisions                                                          --
                                                     -----------------
                                                     $      105,000.00
                                                     =================